UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For March 2025

Commission File No. 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

As previously reported, on February 26, 2025, ESGL Holdings Limited (“ESGL”) entered into a definitive share purchase agreement with De Tomaso Automobili Holdings Limited (“De Tomaso”), and certain of De Tomaso’s shareholders named therein, relating to a proposed business combination between ESGL and De Tomaso.

Furnished as Exhibit 99.1 hereto is the investor presentation that will be used by ESGL and De Tomaso in connection with the proposed business combination and related matters.

Furnished as Exhibit 99.2 hereto is a copy of the press release issued by ESGL and De Tomaso relating to the proposed business combination.

Exhibits

Exhibit No.	Description
99.1	Investor presentation.
99.2	Press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: March 4, 2025